EXHIBIT 5
Schedule of Transactions

	Number of	Price Per Common
Date	Common Shares	Share in $US*
Aug 10 2005	60,000	$14.62
Aug 11 2005	4,000	14.93
Aug 30 2005	100	14.98
TOTAL COMMON SHARES	64,100

*	Excludes Brokerage Commissions